Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 11 DATED AUGUST 26, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 1 dated April 25, 2014, supplement no. 3 dated May 6, 2014, supplement no. 8 dated July 25, 2014, supplement no. 9 dated July 29, 2014, and supplement no. 10 dated August 11, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:
•the acquisition of an office property containing 509,237 rentable square feet in Atlanta, Georgia; and
•additional information with respect to our investment focus.
171 17th Street
Acquisition of 171 17th Street
On August 25, 2014, we, through an indirect wholly owned subsidiary (the “Buyer”), acquired an office property containing 509,237 rentable square feet located on approximately 0.7 acres of land in Atlanta, Georgia (“171 17th Street”). The seller is not affiliated with us or our advisor.
The purchase price of 171 17th Street was $132.5 million plus closing costs.  We funded the purchase of 171 17th Street with proceeds from the 171 17th Street Mortgage Loan (defined below) and proceeds from this offering.
171 17th Street was built in 2004. As of August 25, 2014, 171 17th Street was approximately 89% leased to 11 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of 171 17th Street is approximately $10.5 million. The current weighted-average remaining lease term for the tenants is approximately 6.5 years.
Related Financing of 171 17th Street
On August 25, 2014, in connection with the acquisition of 171 17th Street, the Buyer entered into a four-year secured mortgage loan with an unaffiliated lender for borrowings of up to $85.5 million (the “Committed Amount”) secured by 171 17th Street (the “171 17th Street Mortgage Loan”). At closing, $79.5 million of the loan was funded and the remaining $6.0 million was available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents. The 171 17th Street Mortgage Loan matures on September 1, 2018, with three one-year extension options, subject to certain terms and conditions contained in the loan documents. The 171 17th Street Mortgage Loan bears interest at a floating rate of 145 basis points over one-month LIBOR. Monthly payments are initially interest-only.  Beginning October 1, 2017 and continuing on the first day of each month thereafter through the maturity date of the loan, the Committed Amount will be reduced by $69,300 per month. To the extent that, following any such reduction in the Committed Amount, the outstanding principal balance of the loan exceeds the then Committed Amount, the Buyer will pay to the lender a principal payment in an amount sufficient to reduce the outstanding principal balance of the loan to an amount less than the then reduced Committed Amount. The remaining principal balance, all accrued and unpaid interest and any other amounts will be due at maturity. The Buyer has the right to repay the loan in part and in whole subject to certain conditions and fees as described in the loan documents.
We also entered into an interest rate swap agreement that effectively fixes the interest rate on $68.4 million of our floating rate debt at 2.86% effective September 2, 2014 through September 1, 2018.
KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, is providing a guaranty of 25% or, in certain circumstances as described in the loan documents, 35%, of the principal outstanding under the 171 17th Street Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty of 100% of any deficiency, loss or damage suffered by the lender under the 171 17th Street Mortgage Loan as a result of certain (i) intentional actions committed by the Buyer and/or REIT Properties III in violation of the loan documents, or (ii) bankruptcy or insolvency proceedings involving the Buyer.

Current Investment Opportunities in Core Properties
Our primary investment focus is core real estate properties. Core properties generally are lower risk, existing properties with at least 80% occupancy and minimal near-term lease rollover compared to enhanced return or opportunistic properties. The types of properties that we may invest in include office, industrial and retail properties located throughout the United States. Although we may invest in any of these types of properties, the primary property types in which we intend to invest are as follows (in no order of priority):
•office properties - including low-rise, mid-rise and high-rise office buildings and office parks in urban and suburban locations, especially those that are in or near central business districts or have access to transportation; and
•industrial properties - including warehouse and distribution facilities, office/warehouse flex properties, research and development properties and light industrial properties.
Our core property focus in the U.S. office sector has reflected a more value-creating core strategy, and based on the current market outlook, we expect to continue this strategy. In many cases, these properties have slightly higher (10% to 15%) vacancy rates and/or higher near-term lease rollover at acquisition than more conservative value-maintaining core properties. These characteristics provide us with opportunities to lease space at higher rates, especially in markets with increasing absorption, or to re-lease space in these properties at higher rates, bringing below-market rates of in-place expiring leases up to market rates. Many of these properties will require a moderate level of additional investment for capital expenditures and tenant improvement costs, in order to improve or rebrand the properties and increase rental rates. Thus, we believe these properties provide an opportunity for us to achieve more significant capital appreciation by increasing occupancy, negotiating new leases with higher rental rates and/or executing enhancement projects.
We expect that our real property investments will typically range in size from $50 million to $200 million; however, we may make investments outside of this range. For example, we may make investments for less than $10 million if the acquired properties will complement our existing portfolio. Further, we may invest more than $200 million in a single property if we believe that property will help us meet our investment objectives. We do not generally expect that we will invest more than $300 million in any single property, although we will not forego an attractive investment because it does not precisely fit our expected portfolio composition. In making such determination, we will consider the diversification of our portfolio and how such investment would assist us in meeting our investment objectives. An example of such an acquisition is the 500 West Madison building in Chicago, which we purchased in 2013 for approximately $420 million.
We generally intend to hold our core real estate properties for three to seven years, which we believe is the optimal period to enable us to capitalize on the potential for increased income and capital appreciation of our properties. However, economic and market conditions may influence us to hold our properties for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions and asset positioning have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders.
Although this is our current focus, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition.

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